NO. 82-34703

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*



SEC MAIL PROCESSING
RECEIVED
MAR 14 2006
WASH. D.C. 213 SECTION

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

SUPPL

2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   3804158 common shares of the reporting issuer.
   Control or direction over an additional 4726842 common shares of the reporting issuer held by Commonwealth Enterprise fund.

Distribution

6. Number and class of securities you propose to sell: 2000000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately and on the TSX-Venture Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date March 2, 2006

Roland Langset
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

dlw 3/16



06011709

Name of your authorized signatory

NO. 82-34703

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*


SEC MAIL
RECEIVED
PROCESSING
MAR 1 4 2006
WASH., D.C.
213
SECTION

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4726842 common shares of the reporting issuer.

Distribution

6. Number and class of securities you propose to sell: 500000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately and on the TSX-Venture Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) The information given in this form is true and complete.

Date March 2, 2006

Commonwealth Enterprise Fund Inc.
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

Roland Langset
Name of your authorized signatory